UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number: 001-08029

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Ryland Group, Inc. Retirement Savings Opportunity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Ryland Group, Inc.

24025 Park Sorrento, Suite 400

Calabasas, CA 91302

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee, as Plan Administrator

The Ryland Group, Inc. Retirement Savings Opportunity Plan

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

May 26, 2011

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Investments at fair value:
Vanguard Retirement Savings Trust	$22,778,542	$23,712,181
Common stock of The Ryland Group, Inc.	3,860,393	4,692,264
Mutual funds	126,486,929	118,576,370
Total investments at fair value	153,125,864	146,980,815

Notes receivable from participants	2,409,075	2,203,517
Net assets reflecting investments at fair value	155,534,939	149,184,332

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(896,976)	(512,614)

NET ASSETS AVAILABLE FOR BENEFITS	$154,637,963	$148,671,718

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
ADDITIONS (DEDUCTIONS)

Contributions:
Employer	$1,725,917	$3,247,590
Participants	4,726,209	5,411,392
Rollovers	214,468	82,706
Total contributions	6,666,594	8,741,688

Net investment income:
Interest and dividends:
Interest and dividends on mutual funds	2,934,794	3,078,051
Dividends on the common stock of The Ryland Group, Inc.	27,939	30,439
Total interest and dividends	2,962,733	3,108,490

Net realized and unrealized appreciation in
fair value of investments	13,890,538	23,601,329
Total net investment income	16,853,271	26,709,819

Interest on notes receivable from participants	118,370	148,087
Benefit payments to participants	(17,671,990)	(24,392,031)
Increase in net assets available for benefits	5,966,245	11,207,563

Net assets available for benefits at beginning of year	148,671,718	137,464,155
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$154,637,963	$148,671,718

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A: DESCRIPTION OF THE PLAN

General

The Ryland Group, Inc. Retirement Savings Opportunity Plan (the “Plan” or the “RSOP”), previously known as The Ryland Group, Inc. Retirement and Stock Ownership Plan, was established on August 16, 1989, and was amended and restated effective January 1, 2009.  The Plan covers all of the employees of The Ryland Group, Inc. and its subsidiaries (the “Company”).  The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code.  Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Eligibility and Contributions

All full-time employees are eligible to participate in the Plan.  Part-time employees are eligible to participate in the Plan following the completion of 1,000 hours of service within the first 12 months of employment or within any Plan year after the date of hire.

Eligible participants can elect to contribute, on a pretax basis and through a system of payroll deductions, any whole number percentage, from one to fifty percent, of their compensation. However, highly compensated employees (as defined in the Plan) may only contribute up to six percent.  In accordance with Internal Revenue Service regulations, no participant was allowed to contribute more than $16,500 to the Plan for the 2010 and 2009 calendar years. For the 2010 and 2009 calendar years, participants who were age 50 and over, including highly compensated employees, were able to contribute an additional $5,500 that was not matched by the Company.  The Plan offers participants several investment options for their contributions; however, the Company’s common stock is not currently among those options.

Company Contributions

Company matching contributions are made in the form of cash. Prior to June 30, 2009, the Company matched 100 percent of participant contributions, up to six percent of the participant’s annual compensation. Effective July 1, 2009, the Company matches 50 cents for each $1 of participant contributions up to six percent of the participant’s annual salary and bonus. Company contributions are allocated at the time of remittance among each participant’s investment fund selections.

Vesting

A participant’s contributions are fully vested at all times. Company matching contributions vest to the participant over his/her first three years of service. As defined in the Plan, a participant is automatically vested upon death or termination due to disability or retirement.

Participant Loans

A participant may borrow a minimum of $1,000 or up to a maximum that is equal to the lesser of $50,000 or 50 percent of his/her vested account balance, from his/her Plan accounts.  Loan terms range from one to five years and up to 15 years if the loan was obtained in connection with the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent.  Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

The Company pays all administrative expenses incurred by the Plan.  The Company’s expense related to the Plan’s administration was $35,760 and $42,274 in 2010 and 2009, respectively.  Expenses incurred related to participant loans are paid by the Plan and the borrower.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

Other

The Company expects and intends to continue the Plan, but reserves the right to amend, suspend or terminate the Plan at any time.  If the Company terminates the Plan, each participant will become fully vested in his/her Plan account and will be entitled to a distribution of such account in accordance with the terms of the Plan.

Plan assets are held in trust by Vanguard Fiduciary Trust Company (the “Trustee”).

Participants direct the investment of their Plan account balance among the investment options provided. Earnings on investments, net gains or losses on sales of investments, and unrealized appreciation or depreciation in fair value of investments are allocated to individual participant accounts based upon a ratio of the account balance to the total fund balance.

The Plan accounts for benefits due, but unpaid, as a component of “Net Assets Available for Benefits.”  There were no benefits due, but unpaid, at December 31, 2010 and 2009.

NOTE B: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

The Plan’s investments are stated at fair value.  Shares of registered investment companies, which are valued at quoted market prices, represent the net asset value of shares held by the Plan at year end.  The Company’s common stock is valued at the quoted market price at year end.  Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. The change in the difference between the fair value and the cost of investments is reflected in “Net realized and unrealized appreciation in fair value of investments” within the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Net realized gain or loss on sales of investments, which represents the difference between proceeds received and the cost of specific investment shares sold, is reflected in “Net realized and unrealized appreciation in fair value of investments” within the Statements of Changes in Net Assets Available for Benefits.  Expenses relating to purchases or sales of investments are added to their costs or deducted from their proceeds.  Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. The notes receivable from participants have maturities through the end of 2025 and are secured by the vested account balances of the borrowing participants. No allowance for credit losses was recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE C: NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Improving Disclosures about Fair Value Measurements,” which amends Accounting Standards Codification No. 820 (“ASC 820”), “Fair Value Measurements and Disclosures,” to require additional disclosures regarding fair value measurements and clarifies certain existing disclosure requirements.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition,  ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only addresses fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 (“ASU 2010-25”), “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported at December 31, 2009. The amount of participant loans at December 31, 2009 has been reclassified to “Notes receivable from participants” within the Statements of Net Assets Available for Benefits in conformity with ASU 2010-25.

NOTE D: COMPANY STOCK

On August 31, 1989, the Company sold shares of nontransferable convertible preferred stock to the Plan.  During September 2001, Ryland called and redeemed all outstanding preferred stock, converting it into common stock on a one-for-one basis. The number of shares of common stock included in the Plan assets was 225,965 and 236,965 at December 31, 2010 and 2009, respectively.  No additional shares of the Company’s common stock have been made available to plan participants as an investment option subsequent to the 2001 redemption. Each share of common stock received a quarterly dividend of $0.03 during the years ended December 31, 2010 and 2009.  All dividends are paid in cash and are allocated to each participant’s fund selections.

NOTE E: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions.  Distribution of the vested portion of a participant’s common stock account will be made at his/her election either in cash or in whole shares of the Company’s common stock.  If the participant elects to receive cash, the trustee will sell the shares of common stock on the open market and distribute the proceeds to the participant.

The unvested portion of the Company’s contributions credited to the terminating participant is forfeited on the earlier of the date of a distribution of the participant’s account balance (cash-out distribution to the participant or rollover distribution to another qualified retirement plan or IRA) or on the last day of the Plan year in which the participant incurs five one-year periods of separation of service from the Company.  The unvested portion is forfeited immediately if the participant elects and receives a distribution of the entire vested balance; if a distribution takes place under the Plan’s involuntary cash-out provision (for account balances of $1,000 or less); or if a distribution is rolled over as part of the Plan’s automatic rollover provision (for account balances between $1,000 and $5,000).  All forfeitures were used to reduce future matching contributions required from the Company.  For the years ended December 31, 2010 and 2009, the Company used forfeitures of $205,028 and $507,594, respectively, to reduce employer contributions. The forfeiture balances available to offset future matching contributions were $199,526 and $157,572 at December 31, 2010 and 2009, respectively.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F: INVESTMENTS

For 2010 and 2009, the net realized and unrealized appreciation (depreciation) in fair value of the Plan’s investments, including investments bought and sold, as well as investments held during the year, were as follows:

	Year Ended December 31,
	2010	2009
Mutual funds	$14,500,657	$23,093,128
Common stock of The Ryland Group, Inc.	(610,119)	508,201
	$13,890,538	$23,601,329

The fair values of investments that represent five percent or more of the Plan’s net assets were as follows:

	December 31,
	2010	2009
Vanguard 500 Index Fund	$16,436,473	$16,048,021
Vanguard Explorer Fund	15,828,219	13,199,475
Vanguard International Growth Fund	10,509,688	10,492,167
Vanguard Morgan Growth Fund	11,786,178	11,026,823
Vanguard PRIMECAP Fund	9,180,686	9,261,206
Vanguard Total Bond Market Index Fund	12,657,850	13,023,742
Vanguard Wellington Fund	20,820,603	19,961,817
Vanguard Windsor II Fund	9,033,866	9,000,193
Vanguard Retirement Savings Trust	22,778,542	23,712,181

If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.

NOTE G: FAIR VALUE MEASUREMENTS

ASC 820 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1       Fair value determined based on quoted prices in active markets for identical assets or liabilities with no valuation adjustments applied.

Level 2       Fair value determined using directly or indirectly observable inputs in the marketplace that are other than Level 1 inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3       Fair value determined using unobservable inputs, including the use of internal assumptions, estimates or models that market participants would use in pricing the assets or liabilities.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis:

		Fair Value at December 31,
	Hierarchy	2010	2009
Vanguard Retirement Savings Trust	Level 2	$22,778,542	$23,712,181
Common stock	Level 1	3,860,393	4,692,264
Mutual funds:
Bond funds	Level 1	12,657,850	13,023,742
Balanced funds	Level 1	33,722,185	30,923,591
Domestic stock funds	Level 1	69,597,206	64,136,870
International stock funds	Level 1	10,509,688	10,492,167
Total fair value of investments		$153,125,864	$146,980,815

Short-term investments include the Vanguard Retirement Savings Trust which is a common collective trust that invests in fully benefit-responsive investment contracts. There are currently no redemption restrictions on these investments. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair values of the short-term investments were determined based on the quoted market values of the underlying investments, as the common collective trust itself is not actively traded on an exchange.

The fair values of common stock and mutual funds were determined based on quoted market prices, as substantially all of these instruments are traded in active markets.  The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.

NOTE H: INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended in September 2010. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

NOTE I: RISKS AND UNCERTAINTIES

The Plan’s concentrations of credit and market risk are dictated by its provisions, as well as by those of ERISA and the individual participant’s investment preference.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

changes in risks in the near term could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE J: PARTIES IN INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE K: RECONCILIATION TO FORM 5500

The following are reconciliations of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$154,637,963	$148,671,718
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	896,976	512,614
Net assets per the Form 5500	$155,534,939	$149,184,332

	Year Ended December 31,
	2010	2009

Increase in net assets available for benefits per the financial statements	$5,966,245	$11,207,563
Change in the fair value of fully benefit-responsive investment contracts	384,362	849,690
Increase in net assets available for benefits per the Form 5500	$6,350,607	$12,057,253

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

EIN 52-0849948

PLAN: 003

FORM 5500

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		Description of Investment,
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest and Par or	Current Value at
	Lessor or Similar Party	Maturity Value	December 31, 2010

*	Vanguard 500 Index Fund	Registered Investment Company	$16,436,473
*	Vanguard Explorer Fund	Registered Investment Company	15,828,219
*	Vanguard Extended Market Index Fund	Registered Investment Company	7,331,784
*	Vanguard International Growth Fund	Registered Investment Company	10,509,688
*	Vanguard Morgan Growth Fund	Registered Investment Company	11,786,178
*	Vanguard PRIMECAP Fund	Registered Investment Company	9,180,686
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	274,875
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	2,626,578
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	4,264,673
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	2,852,232
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	2,319,811
*	Vanguard Target Retirement Income Fund	Registered Investment Company	563,413
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	12,657,850
*	Vanguard Wellington Fund	Registered Investment Company	20,820,603
*	Vanguard Windsor II Fund	Registered Investment Company	9,033,866
*	Vanguard Retirement Savings Trust	Common/Collective Trust	22,778,542
*	Ryland Common Stock	Company Stock	3,860,393
*	Notes Receivable from Participants	High—9.5%; Low—4.25%	2,409,075

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$155,534,939

*	Indicates party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
(Name of Plan)

May 26, 2011	By:	/s/ Robert J. Cunnion, III
Date	Robert J. Cunnion, III
Senior Vice President, Human Resources
(Plan Administrator)

INDEX OF EXHIBITS

Exhibit No.

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm